Filed by Yamana Gold Inc.

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Meridian Gold Inc.

Commission File Number: 333-146361

Date: October 18, 2007

Brazilian & Honduran Operations Ludovico Costa, Vice President, Technical Services

 VP Operations Brazil Sustainability Underground Open Pit Maintenance General VP Operations Brazil Task Force Cost Control Operational Excellence Risk Management Process Development Maintenance Improv. Document Control Tech Services Mineral Reserves Strategic Planning Project Control Due Diligence Tech Revisions Engineering Economic Evaluation Operations Brazil Jacobina MFB Maracá SBMM Mining Beneficiation Administration Maintenance

People Overview Yamana currently employs approximately 3,800 people in Brazil: Chapada Jacobina São Francisco Brasileiro Total Employees 574 839 415 607 2,435 Contractors 354 363 394 272 1,383 Total 928 1,202 809 879 3,818

Operations Overview OVERVIEW Chapada Jacobina São Francisco MINING METHOD Open Pit Underground

Sub level stopping Open Pit TRUCKS 52 Randon (28t) 9 2 Volvo (35t), 7 Caterpillar (45t) 35 Randon (28t) LOADERS / EXCAVATORS 11 8 Liebherr, 3 Caterpillar 16 5 Atlas Copco, 5 Volvo, 6 Toro 8 4 Liebherr, 4 Caterpillar MAIN EQUIPMENT TRACTORS (Bulldozer) 5 5 Caterpillar - 4 4 Caterpillar DRILLS 4 3 Bucyrus, 1 Wolf 14 6 Atlas Copco, 8 Tamrock, 4 2 Sandvik,

2 Atlas Copco OTHER - 2 Scale 3 Anfo Loader, 3 Scissor Lifts, - 3 Grader 1 Grader 2 Grader Crushing Crushing Crushing Grinding Grinding Gravity Flotation CIP Heap Leach Dewatering PROCESS POWER DISTRIBUTION TENSION OF SUPPLY CELG

(230 kV) COELBA (69 kV) CEMAT (138 kV) INSTALLED POWER 37 MVA 13 MVA 7 MVA Brasileiro Underground Sub level stopping 11 8 Volvo (35t), 3 Volvo (25t) 8 4 Caterpillar, 3 Sandvick, 1 Michigan, 2 2 Caterpillar 7 6 Atlas Copco, 1 Sandvik 2 Scale 3 Anfo Loader, 5 Scissor Lifts 1 Grader Crushing Grinding CIP COELBA (69 kv) 12 MVA

Production Forecast 2007 - Brazil

Total	**koz Au**	**445 - 465**
Brasiliero	koz Au	85 - 90
Jacobina	koz Au	60 - 65
São Franciso	koz Au	115 - 120
Chapada	koz Au	185 - 190
Chapada	**kt conc.**	**205 - 210**

YAMANA VISION Delivering value to shareholders 5

Chapada Copper Mine Mineração Maracá Ind. e Com.

Site Location - MMIC Alto Horizonte Located in the north of Goiás state near the City of Alto Horizonte 330 Km north of Brasília, the capital city of Brazil 340 Km north of Goiânia, the state capital of Goiás.

Project Cost In local currency terms, Chapada was completed on budget for approximately $R527 million. In US$ terms the breakdown is as follows:   Expenditures Description Dimension    Accumulated DIRECT COST   Mininig US$ 000 40,466 Process plant US$ 000 115,305 Tailings Disposal US$ 000 12,254 Utilities & Services US$ 000 20,653 General Facilities US$ 000 14,924 Concentrade Handing US$ 000 3,234 Miscellaneous US$ 000 2,735 Total Direct Cost US$ 000 209,572 INDIRECT COST   Indirects US$ 000 31,282 Total Direct Cost US$ 000 31,282 PROJECT TOTAL US$ 000 240,854 Exchange rate: Feasibility 3.00 Actual 2.19

February 2007 Commercial Production November 2006 Start-Up October 2006 Commissioning September 2006 Mechanical Completion May 2005 Detail Engineering Start December 2004 Construction Start (Site Preparation) DATE MILESTONES Major Milestones Commercial production was achieved ahead of schedule in February 2007

Reserves and Resources – Jan 07 MINEABLE RESERVE First five years: 76,0 million tonnes 0.443% Cu and 0.401 g Au/t ore LOM 303 million tonnes 0.34% Cu and 0.26 g Au/t ore Metal prices: US$ 450 Au and US$ 1.10 Cu Contained Metal: 2.31 B lbs Cu and 2.51 M oz Au Proven and Probable Reserves    Ore Source  Unity  Total Mineral Reserve    Proven  Probable  Total    Ore  K tonnes  20,002  282,992  302,994    Cu Equiv  %  0.600  0.473  0.481    Copper Grade  %  0.420  0.340  0.345    Gold Grade  g/t  0.340  0.250  0.256    Cu content  lbs  (mm)  184.6  2,126.3  2,310.9    Gold Content  Koz  218.6  2,290.6  2,509.2      Measured, Indicated and Inferred Resources (1)    Total Mineral Resource    Ore Source  Unity  Measured / Indicated  Inferred  Total    Ore  K tonnes  420,521  250,693  671,214    Cu Equiv  %  0.422  0.330  0,388    Copper  %  0.302  0.250  0,283    Gold Grade  g/t  0.225  0.150  0,197    Cu content  lbs  (mm)  2,801.0  1,392.3  4,193.3    Gold Content  Koz  3,032.1  1,223.5  4,255.6    (1) Including proven and probable reserves

Processing Mine Hauling High grade Low Grade Oxide Processing Stock pile Stock pile Waste Waste Dump Processing (High Grade) Crushing Surge Pile Milling Floatation Thickening Filtering Concentrate Tailings Dam Water

Production & Costs - Chapada (1) Assumes strip ratio of 0.8 to 1 MM IC  2007    Forecast Total Mined  t 000  24,400   PLANT   Ore Plant Feed  t000  13,690   Grade Au  g/t  0.56   Grade Cu  %  0.49   Plant Recovery Rate   Gold % 75.00   Copper  %  88.50   PRODUCTION   Concentrade  t 000  205 - 210   Gold  k oz  185 - 190   Copper  lb MM  128 - 132   COSTS  2007   Forecast   M i ne  US$/t moved  1.20 - 1.30   Plant  US$/t  2.42 - 2.45    G&A  US$/t  0.30 - 0.35   Total  US$/t  4.85 - 5.15   Total Cost (1)  US$/lb  US$/oz  0.62 - 0.66 190 - 195 (1) Includes TCRC (1) Assumes strip ratio of 0.8 to 1

Mine Reconciliation 2006 / 2007 Gold (k oz) Copper (m lb) 2006 2007 Block Model Actual 2006 2007 Block Model Actual

Chapada – 2008/2009 Production Targets 175 mm lbs. 165 mm lbs. Copper ~185 K oz ~175 K oz Gold Production 0.52 0.52 Grade (%Cu) ~0.46 ~0.46 Grade (g/t) 17,500 16,500 Tonnes/yr (000s) 2009 2008

Continue the successful ramp-up to achieve higher than designed plant capacity (targeting + 15% throughput) Increase Mine productivity New dispatch software Optimization of ore transportation Blasting optimization Implementation of the Mine to Mill programme Improvement on Throughput and Recoveries Milling Improvements Particle Size Indicator (PSI) Pebble crusher optimization Flotation Improvement Automatic reagents dosage On Line Stream analyzer installation Pyrite recovery Ultimately to significantly increase (perhaps double) throughput Value Enhancing Opportunities

Pyrite Scoping Study

- opportunity for production of 580,000 tpy of pyrite concentrate recovered from copper tails

	Per Year	LOM
Sulphuric Acid (93% H_2SO_4)	560 TONNES	10.6 mm tonnes
Gold	17,000 oz	320K oz
Copper	5 mm lbs.	94 mm lbs.

- **Annual operating costs ~ $8 mm ($14.00/tonne of acid)**
- **NPV (assuming Capex of $195 million and long-term commodity price assumptions[1]) is US$ 276 million**
  - **Increases to ~ US$ 500 million at current commodity prices**
- **Yamana is evaluating merits of producing pyrite for sale to end users - they in turn would produce the sulphuric aid**

(1) $70/t H_2SO_4; $600/oz Au; $150/lb Cu - Economics as per AMEX Scoping Study, May 2007

YAMANA VISION Delivering **value** to shareholders
16

Jacobina Mineração e Comércio

Location Map - JMC

Resources and reserves – Dec 31/07 Jacobina  Proven and Probable Reserves    Total Mineral Reserve Ore Source Unity      Proven Probable Total Ore K tonnes 1,868 15,313 17,181 Gold Grade g/t 2.50 2.10 2.14 Gold Content Koz 150 1.035 1,185   Measured, Indicated and Inferred Resources    Total Mineral Resource Ore Source Unity Measured /      Inferred Total   Indicated   Ore K tonnes 31.207 45,657 76,864 Gold Grade g/t 2.29 2.84 2,62 Gold Content Koz 2.924 4,164 7,088 Total Y/E 07 resources targeted at ± 8 million ounces

Mine Hauling ORE Waste Processing Waste Dump / Disposal UG Processing Crushing Grinding Gravity CIP ADR Plant Smelting Free Gold

 (i) Total includes internal waste Production & Costs - Jacobina   2007 PRODUCTION     Forecast Total Mined t 000 1,412 Ore t 000 1,108 Waste t 000 304 PLANT   Feed t 000 1,108 Grade Au g Au/t 1.88 Plant recovery rate % 94.15 Gold Production k oz 60 - 65   2007 COSTS     Forecast MINE US$/t moved 11.00 - 11.80 PLANT US$/t 7.80 - 8.40 G&A US$/t 2.10 - 2.30 TOTAL US$/t 24.50 - 26.30 PRODUCTION US$/oz 430 - 460

Plant Expansion Plan Mill capacity expanded to nominal 5,000 tpd in November 2006 with addition of cone crusher for feed to Mill #2 Phase 1 Expansion - 6,500 by Q1 2008: 2-stage Crushing + Mill # 2 New Shell & Motor 4.5 khp Phase 2 Expansion - Targeting > 8,000 tpd by Q3 2008 : 3-stage Crushing + Mill # 2 New Shell & Motor 4.5 khp A new tailings dam: project in 2007 ; Construction in 2008 By Q4 2008, Jacobina should be at a runrate to sustain production at levels above 200,000 ounces per year at cash costs targeted below US $300/oz

Mine Development Plan João Belo Mine: Air blast - January 07 Resume Mining: May 07 Full capacity: September 07 Canavieiras: Development Start-up: March 07 Mining operation: December 07 Full Mines operation: December 09 Basal: Development start-up : February 07 Mining operation: June 08 Linking Basal & Canavieiras: April 08 Morro do Vento: Development start-up : January 05 Mining operation: January 07

Canavieiras -Recent Results Canavieiras is a significant high grade ore deposit than the João Belo Mine as evidenced by the following Preliminary Results September - 7,995 t - 3.43 g Au/t October (until 9th ) - 5,048 - 4.99 g Au/t By mid to late 2009 ore fed from Canavieiras should represent approximately 2500 - 3000 Tpd

Increase mine productivity New mine equipment - 45 mt trucks, anfo-loaders, scalers, loaders Dispatch system implementation Miners training program Ore dilution and recovery improvements Canavieiras Mine development Access via two ramps providing more flexibility Higher grade and lower haulage distance to mill Cost reduction Consumables optimization - price and consumption reduction Power and water process consumption optimization Plant recovery improvement Gravity circuit implementation Implementation of the Mine to Mill program Optimizing blasting costs Optimizing milling costs Improving plant capacity Opportunities New mine manager, Sergio Cordoso, to focus on:

Jacobina - 2008/09 Production Targets 190-200 140-150 Production (K oz) 2.2 2.1 Grade (g/t) 2,800 2,200 Tonnes (000s) 2009 2008

Emphasis On Safety - Case Study Longitudinal Section showing João Belo pillar collapse

AIR BLAST IN JOÃO BELO ACTIONS All operations on levels below 730 were suspended on Jan 23rd following a sill pillar collapse After the event, Itasca experts (Loren Lorig) visited the mine and conducted analysis and provided recommendations with respect to preparing for future such incidents. Mine Ventilation and Air Blast experts, BBE South Africa (Frank von Glehn), contracted to conduct analysis and recommendation on protective barricades and overpressure releases. Protective barricades were built on the cross-cut accesses from the ramp to the levels between 535 level and 700 level. New mine layout with sill and rib pillars size and stoping sequence according to Itasca recommendations. Mine Ventilation Services from USA (Keith Wallace) contracted to conduct studies on new ventilation circuits and fans for the new mine development and stoping layouts and escape way. Risk Analyses to re-start mine operation.

São Francisco SBMM - Serra da Borda Mineração e Metalurgia.

Mato Grosso Location Map - SBMM

Project Cost – São Francisco PROJECT COST US$ 000 Mine 12,102 Mechanical and Electrical Equipaments 12,647 Electrical and Inctrumentation Material 2,257 Civil Construction 19,689 Steel Structure 3,612 Piping Material 3,463 Transmission Line & Main Substation 4,166 Electromechanical Assembly 8,027 Others 10,488 Total 76,450

Start up dates MINE July 2005 PROCESS PLANT March 1st, 2006 HEAP LEACH March 15th, 2006 ADR May 1st, 2006 Production Milestones

Resources and Reserves – December 31, 2006  Proven and Probable Reserves    Total Mineral Reserve Ore Source Unity      Proven Probable Total Ore K tonnes 29,614 29,680 59,294 Gold Grade g/t 0.78 0.71 0.74 Gold Content Koz 741 675 1,416   Measured, Indicated and Inferred Resources    Total Mineral Resource Ore Source Unity Measured /      Inferred Total   Indicated   Ore K tonnes 88,129 110,681 198,810 Gold Grade g/t 0.66 0.41 0.52 Gold Content Koz 1,876 1,477 3,323

Processing Hauling DLO High Grade Waste Processing Processing Waste Dump Processing DLO Ore Heap Leach Crushing Gravity Plant Crushed Free Gold Heap Leach ADR Plant Smelting Mine

Production & Costs – São Francisco 2007 Forecast Mine Ore t 000 3,372 DLO t 000 4,627 Waste t 000 14,938 Total t 000 22,937 Grade Ore g Au/t 0.83 DLO g Au/t 0.43 Gravity Feed t 000 2,670 Gold Production k Oz 115 -120 2007 Forecast Mine US$/t moved 1.20 - 1.30 Plant US$/t 1.60 - 1.80 G&A US$/t 0.30 - 0.45 Total US$/t 5.20 - 5.60 Production US$/Oz 355 - 370 SBMM Costs

Gold Production – São Francisco   2007 RECOVERY     Forecast  k oz 20 - 30 Gravity    % 30.0 Heap Leach k oz 90 - 95 Total k oz 115 - 120 Crushed DLO Heap Leach Recoveries (%) 39.2% 49.6% 80.5% 89.0% 51.0% 92.8% 80.7% 87.0% 79.8% 61.9% 40.6% 15.2% 73.8% 71.6% 77,0% 77% 0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% H6 H7 H8 H9 H10 H11 H12 H13 H14 H15 H16 H11B H12B H13B H14B Heap Number Depleted

Mine Reconciliation 2006 / 2007 – 140 120 100 80 60 40 20 0 140 120 100 80 60 40 20 0 Gold oz Gold (kOz)      2006 Gold (kOz)      2007 DLO     Crushed     DLO + Crushed DLO     Crushed     DLO + Crushed Block Model Actual Block Model Actual   To date the mine call factor has been positive primarily based on reconciliation of lower grade areas – still too early to determine results for higher grade areas

São Fransisco – 2008/09 Production Targets 130 - 140 125 - 135 Production (K oz) 0.65 0.65 Grade (g/t) 8,500 8,000 Tonnes (000s) 2009 2008

Increase Mine productivity Sub-contracting waste removal Concentrate on ore selectivity New dispatch software Improve Grade control Reverse circulation drill sampling dedicated Improvement on the structural geologic model Improvement on the mined gold characteristics (chemical and gravimetric) Costs optimization Implementation of the Mine to Mill program Optimization of ore transportation Gravimetric Plant operation with higher gold grade ore Heap leach operation optimization Opportunities

Mineração Fazenda Brasileiro

Mine Mine Rio de Janeiro MINA PARAGUAÇU BR - 116 RIO JACUIPE RIO ITAPICURU RIO MARIA PRETA Santa Luz Araci MINA FAZ. BRASILEIRO Teofilândia SERRINHA FEIRA DE SANTANA SALVADOR A.F.F.S.A BR - 120 BR - 116 BR - 324 OCEANO ATLÂNTICO FAZENDA FAZENDA BRASILEIRO BRASILEIRO Mine Mine Rio de Janeiro MINA PARAGUAÇU BR - 116 RIO JACUIPE RIO ITAPICURU RIO MARIA PRETA Santa Luz Araci MINA FAZ. BRASILEIRO Teofilândia SERRINHA FEIRA DE SANTANA SALVADOR A.F.F.S.A BR - 120 BR - 116 BR - 324 OCEANO ATLÂNTICO FAZENDA FAZENDA BRASILEIRO BRASILEIRO LOCATION MAP - MFB

1972 - Exploration startup - Base metal 1974 - Rio Itapicuru Greenstone Belt characterization 1976 - Gold discovery by Docegeo 1977 - First diamond drill hole 1984 - Open pit mining / Heap leaching plant 1988 - Underground mine / CIP plant (25,000 tpm) 1992 - Mine project expansion (80,000 tpm) 1997 - CVRD’s privatization 1999 - Shaft operation begins 2003 - Yamana Gold Inc. acquires from CVRD 2006 - Accumulated production: 2,380,000 oz Au Milestones

Resources and Reserves – December 31, 2006  Proven and Probable Reserves    Total Mineral Reserve Ore Source Unity      Proven Probable Total Ore K tonnes 2,193.2 254.2 2,447.4 Gold Grade g/t 3.34 2.39 3.24 Gold Content Koz 235.4 19.5 254.9   Measured, Indicated and Inferred Resources    Total Mineral Resource Ore Source Unity Measured /      Inferred Total   Indicated   Ore K tonnes 1,805.6 685,8 2,491.5 Gold Grade g/t 3.09 4.3 3.43 Gold Content Koz 179.9 94.9 274.8

Mine Hauling / Shaft ORE Waste Processing Waste Dump / Disposal UG Processing Crushing Grinding Gravity CIP ADR Plant Smelting Free Gold

  2007 PRODUCTION     Forecast Total Mined t 000 1,547 Ore t 000 1,031 Waste t 000 517 PLANT   Feed t 000 1,019 grade Au g Au/t 2.84 Plant recovery rate % 94.45 Gold Production k oz 85 - 90   2007 COSTS     Forecast MINE US$/t moved 11.00 - 11.50 PLANT US$/t 8.00 - 8.30 G&A US$/t 4.60 - 4.80 TOTAL US$/t 29.50 - 30.50 PRODUCTION US$/oz 350 - 360  (i) Total includes internal mining of internal waste Production & Costs - Brasileiro

Percentual????? Mine Reconciliation 2006 / 2007 – Gold oz

Recently retained Proudfoot to review possible productivity improvements Increase Mine productivity Waste rock disposal in the Underground Mine Trucks replacement Mine operation on Sundays Ore dilution and recovery improvements E-deep and E 1200 (E-Deeper) development Cost reduction Consumables optimization - price and consumption reduction Power and water process consumption optimization Implementation of the Mine to Mill program Optimizing blasting costs Optimizing milling costs Improving plant capacity Opportunities

Brasileiro – 2008/09 Production Targets 90 - 100 85 – 95 Production range (000s) 2.75 2.80 Grade (g/t) 1,150 1,050 Tonnes (000s) 2009 2008

San Andres Antenor Silva, President & COO

Project Location Strategic location in Central America allows the San Andres mine to be used as a logistical and economic base for expanding Yamana’s presence in Central America and Mexico.

San Andres – Honduras, Central America Ongoing open pit production since 1983 in an extensive high-sulfidation, epithermal gold deposit; Experienced Central American technical and production team with the proven capability to work and operate successfully in tropical environments; Experienced environmental team with industry leading reclamation and environmental projects currently underway; Long-term agreements recently signed (September) with local communities for social aid and infrastructure development projects; Aggressive ongoing exploration drilling campaign utilizing 3 drill rigs (+29,000 meters drilled since 2006) continually adding to the resource base so as to extend mine life beyond 2011; Metallurgical studies currently underway to evaluate the significant sulfide resource potential at San Andres (both open pit and underground); Vertical leach pad expansion and all environmental permits for the mining of the Twin Hills pit have been granted by the Honduran government; Successful commencement of mining in the Twin Hills pit (September). Current Twin Hills Proven and Probable reserves stand at 17.3 million tonnes @ 0.72 g/t Au for a contained 398,121 ounces of Au;

San Andres – Honduras, Central America Horizontal leach pad expansion permit (Phases 3 and 4) remains pending however is expected to be granted by the end of October; Aggressive mine expansion project set to begin in October (upgraded crushing circuit) with the goal of increasing mine production 15-20% by the end of the first quarter of 2008 (420,000 tonnes of ore/month) so as to increase gold production to +80,000 ounces per year; Currently working towards ISO 14000 and 18000 certification; the first company of its kind to do so in Honduras.

Site Layout Twin Hills Pit East Ledge Pit Concession Boundary (399 Ha) San Andres Azacualpa San Miguel ADR Plant Phase 1 & 2 Leach Pads Phase 3 & 4 Expansion New Public Road Project Primary Crusher Secondary Crusher Grid = 500 x 500 m

San Andres – 2008/09 Production Targets 85 - 90 85 – 90 Production (K oz) 0.71 0.71 Grade (g/t) 4,800 4,700 Tonnes (000s) 2009 2008 2007 production is projected at approximately 60,000 ounces

Exploration Targets HONDURAS San Andres Mine.

Reclamation Projects

Corporate Systems Sustainability Tech Services Operations – Brazil Task Force

Corporate Systems SYG Accounting Supply All Yamana’s operations follow the corporate systems IT SOX Others

Operations Sustainability Operational Corporate Systems Maintenance Operational Excellence Control Risk Management Technical Revision

Organizational Culture Maintenance Pillars World Class Maintenance ENGINEERING PERFORMANCE COSTS PREVENTIVE & PREDICTIVE MATERIALS & CONTRACTORS HUMAN RESOURCES IMPLEMENTATION LIDERSHIP PLANNING INDICATORS

Evaluation Example Operational Excellence Budget Target 1 Production -Ounces 20 77,490 87,839 > 91500 2 Cash Cost ( US$/Oz) 20 372.0 309 < 290 3 LTIFR improvements 4 5.6 4.5 < 2.8 4 Weekly Interaction per manager 4 50 75 > 100 5 Yamana Maintenance System Implementation 4 0% 80 > 95 6 SYG Implementation 4 0% 80 > 95 7 Community Complaints 4 2 2 0 8 SHE evaluation 10 9 Competence Evaluation 30 2007 MFB - 2007 Targets 2006 % Item